UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)

QAD Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
Class B Common Stock, $0.001 par value
(Title of Class of Securities)

Class A 74727D306
Class B 74727D207
(CUSIP Number)

Pamela M. Lopker
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Pamela M. Lopker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A – 6,622,457 Class B – 2,681,502

	8	SHARED VOTING POWER
Class A – 0 Class B – 0

	9	SOLE DISPOSITIVE POWER
Class A – 6,622,457 Class B – 2,681,502

	10	SHARED DISPOSITIVE POWER
Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A – 6,622,457 Class B – 2,681,502

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A – 36.6% Class B – 77.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 74727D306/74727D207	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
The Lopker Living Trust dated November 18, 2013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A – 4,371,095 Class B – 2,357,535

	8	SHARED VOTING POWER
Class A – 0 Class B – 0

	9	SOLE DISPOSITIVE POWER
Class A – 4,371,095 Class B – 2,357,535

	10	SHARED DISPOSITIVE POWER
Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A – 4,371,095 Class B – 2,357,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A – 25.7% Class B – 71.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 74727D306/74727D207	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Lopker Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A – 407,674 Class B – 21,075

	8	SHARED VOTING POWER
Class A – 0 Class B – 0

	9	SOLE DISPOSITIVE POWER
Class A – 407,674 Class B – 21,075

	10	SHARED DISPOSITIVE POWER
Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A – 407,674 Class B – 21,075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A – 2.4% Class B – 0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 74727D306/74727D207	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Estate of Karl F. Lopker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A – 634,982 Class B – 108,868

	8	SHARED VOTING POWER
Class A – 0 Class B – 0

	9	SOLE DISPOSITIVE POWER
Class A – 634,982 Class B – 108,868

	10	SHARED DISPOSITIVE POWER
Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A – 634,982 Class B – 108,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A – 3.7% Class B – 3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 74727D306/74727D207	13D	Page 6 of 11 Pages

Explanatory Statement

This Amendment No. 3 (this “Amendment No. 3”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2015, as amended on July 22, 2016, and October 19, 2017 (as amended, the “Original Statement”) by and on behalf of Karl F. Lopker, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 (the “Lopker Living Trust”), Lopker Family Foundation, and Lopker Family 1997 Charitable Remainder Trust (the “Charitable Remainder Trust”) and relates to the Class A Common Stock, $0.001 par value per share (“QADA”) and Class B Common Stock, par value $0.001 per share (“QADB”), of QAD Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 3 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment No. 3 is being filed to amend Items 2 through 6 as set forth below, (i) to delete references to Mr. Lopker to reflect his passing on August 25, 2018, (ii) to add the Estate of Karl F. Lopker (the “Estate”) as a Reporting Person, (iv) to delete references to the Charitable Remainder Trust, which sold or otherwise transferred all shares of QADA and QADB previously held by it and (iv) to update the number of shares of QADA and QADB beneficially owned as a result of the sale or gifting of certain shares and the vesting and exercise of stock appreciation rights (“SARs”) granted by the Issuer to Mr. and Ms. Lopker.  The information as to shares beneficially held is provided as of September 17, 2019.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Ms. Lopker

The Lopker Living Trust

Lopker Family Foundation

The Estate

Ms. Lopker acts as sole trustee of the Lopker Living Trust. Ms. Lopker is an officer and board member of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation.  Ms. Lopker disclaims beneficial ownership with respect to the shares owned by the Lopker Family Foundation. Ms. Lopker is the sole personal representative of the Estate.  Ms. Lopker is President and a director of the Issuer.

The business address of Ms. Lopker, the Lopker Living Trust, the Lopker Family Foundation and the Estate is 100 Innovation Place, Santa Barbara, CA 93108.

Ms. Lopker is a United States citizen and the other Reporting Persons are organized or existing under the laws of the United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 74727D306/74727D207	13D	Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby supplemented by adding the following:

No purchases are being reported in this Amendment No. 3.  Transfers may be effected by or among the Reporting Persons in connection with the estate planning arrangements of Ms. Lopker.

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby supplemented by adding the following:

This Amendment No. 3 is being filed to reflect matters relating to the death of Mr. Lopker, the exercise of SARs by the Estate and the transfer of shares by the Reporting Persons that have resulted in changes in beneficial ownership of shares of QADA and QADB, including the matters described in the third paragraph under “Explanatory Statement”, which is hereby incorporated by reference.

Ms. Lopker may in the future transfer shares of QADA and QADB as gifts and may sell such shares with the intention of diversifying her holdings.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented with the following:

On September 17, 2019, the Reporting Persons had the following ownership:

As of September 17, 2019, Ms. Lopker’s beneficial ownership includes: 156,206  shares of QADA owned by Ms. Lopker; 51,524 shares of QADB owned by Ms. Lopker; 1,052,500 shares of QADA representing vested SARs or SARs that vest within 60 days of September 17, 2019 granted to Ms. Lopker; and 142,500 shares of QADB representing vested SARs or SARs that vest within 60 days of September 17, 2019 granted to Ms. Lopker. In addition, Ms. Lopker’s beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Estate, as described below.

Ms. Lopker serves as sole trustee of the Lopker Living Trust. As of September 17, 2019, the Lopker Living Trust beneficially owned 4,371,095 shares of QADA and 2,357,535 shares of QADB.

Ms. Lopker is the President and Chief Executive Officer of the Lopker Family Foundation. As of September 17, 2019, the Lopker Family Foundation beneficially owned 407,674 shares of QADA and 21,075 shares of QADB.

Ms. Lopker serves as personal representative of the Estate.  As of September 17, 2019, the Estate beneficially owned 634,982 shares of QADA and 108,868 shares of QADB.

The Charitable Remainder Trust transferred the remaining shares of QADA and shares of QADB on December 29, 2017, and as of that date no longer beneficial owned any shares of the issuer.

The information contained on pages two through five of this Amendment No. 3 and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D	Page 8 of 11 Pages

The following table sets forth the transactions in QADA shares effected by Ms. Lopker within the 60 days ending on September 17, 2019.  All transactions were sales in the market.  No other transactions in QADA shares and no transactions in QADB shares were effected by the Reporting Persons during such 60 day period.

Number of QADA Shares	Price per Share	Date of Transaction

4,000.00	$42.53540	7/22/2019
4,000.00	$42.91960	7/23/2019
4,000.00	$43.58970	7/24/2019
2,000.00	$42.13670	7/26/2019
2,000.00	$43.06000	7/31/2019
1,217.00	$43.55040	8/8/2019
5.00	$43.12560	8/9/2019
3,000.00	$43.89470	8/30/2019
6,000.00	$40.16180	9/4/2019
7,000.00	$40.45600	9/5/2019
778.00	$40.28990	9/6/2019
1,000.00	$40.99900	9/9/2019
5,000.00	$42.18050	9/10/2019
4,000.00	$42.00000	9/11/2019
5,000.00	$41.00000	9/12/2019
3,000.00	$43.08330	9/13/2019
5,000.00	$43.53570	9/16/2017
6,000.00	$44.31550	9/17/2017

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 74727D306/74727D207	13D	Page 9 of 11 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of September 26, 2019 by and among Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and the Estate of Karl F. Lopker.

CUSIP NO. 74727D306/74727D207	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2019
(Date)

/s/ Pamela M. Lopker
(Signature)

Pamela M. Lopker
Name and Title

September 26, 2019
(Date)

/s/ Pamela M. Lopker
(Signature)

Pamela M. Lopker, Trustee
The Lopker Living Trust dated November 18, 2013
Name and Title

September 26, 2019
(Date)

/s/ Pamela M. Lopker
(Signature)

Pamela M. Lopker, President and CEO
Lopker Family Foundation
Name and Title

September 26, 2019
(Date)

/s/ Pamela M. Lopker
(Signature)

Pamela M. Lopker, Personal Representative Estate of Karl F. Lopker
Name and Title